UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                              FORM N-17f-2

            Certificate of Accounting of Securities and Similar
                      Investments in the Custody of
                     Management Investment Companies

                 Pursuant to Rule 17f-2 [17 CFR 270.17f-2]


1.   Investment Company Act Rule Number:		Date examination complete:
							June 10, 2002
	811-5984					July 8, 2002
							October 31, 2002
2.   State Identification Number:
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     AL             AK             AZ             AR             CA        CO
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     CT             DE             DC             FL             GA        HI
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     ID             IL             IN             IA             KS        KY
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     LA             ME             MD             MA             MI        MN
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     MS             MO             MT             NE             NV        NH
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     NJ             NM             NY             NC             ND        OH
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     OK             OR             PA             RI             SC        SD
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     TN             TX             UT             VT             VA        WA
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     WV             WI             WY             PUERTO RICO
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     Other (specify):
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3.   Exact name of investment company as specified in registration statement:

	The New Ireland Fund

4. Address of principal executive office (number, street, city, state, Zip code):

	C/o PFPC Inc., 101 Federal Street, Boston, MA 02110

INSTRUCTIONS

     This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1    All items must be completed by the investment company.

2 Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Exhibits:


Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

We, as members of management of The New Ireland Fund, Inc. (the "Fund"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies", of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 10, 2002, July 8, 2002 and October 31, 2002, and from October 31, 2001 through June 10, 2002, June 10, 2002 through July 8, 2002 and July 8, 2002 through October 31, 2002.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 10, 2002, July 8, 2002 and October 31, 2002, and from October 31, 2001 through June 10, 2002, June 10, 2002 through July 8, 2002 and July 8, 2002 through October 31, 2002, with respect to securities reflected in the investment account of the Fund.


The New Ireland Fund, Inc.


By:     /s/Lelia Long
         Treasurer


	 4/14/02
          Date



Report of Independent Accountants


To the Board of Directors of The New Ireland Fund, Inc.:


We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that The New Ireland Fund, Inc.
(the "Fund") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of June 10, 2002, July 8, 2002 and October 31, 2002. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examinations.

Our examinations were conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Our June 10, 2002 and July 8, 2002 examinations were made without prior notice to the Fund. Included among our procedures were the following tests performed as of June 10, 2002, July 8, 2002 and October 31, 2002, and with respect to agreement of security purchases and sales, for the period from October 31, 2001 (the date of our last examination), through June 10, 2002, for the period from June 10, 2002 through July 8, 2002 and for the period from July 8, 2002 through October 31, 2002:

-	Confirmation with Bank of Ireland Security Services Limited of all securities held by institutions in book entry form (the Crest system of Dublin, Ireland);

-	Reconciliation of all such securities between the books and records of the Fund and the Custodian (Bank of Ireland);

-	Agreement of three security purchases and three security sales or maturities during the period from October 31, 2001 to June 10, 2002, the period from June 10, 2002 to July 8, 2002 and the period from July 8, 2002 through October 31, 2002, from the books and records of the Fund to the Bank of Ireland's custody records evidencing the transfer or receipt of such securities.

We believe that our examinations provide a reasonable basis for our opinion. Our examinations do not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that The New Ireland Fund, Inc. complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 10, 2002, July 8, 2002 and October 31, 2002 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Directors and management of The New Ireland Fund, Inc. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

PRICEWATERHOUSECOOPERS, LLP

January 6, 2003